Filed by VimpelCom Ltd.

Commission File No: 333-164770

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Open Joint Stock Company “Vimpel-Communications”

Subject Company Commission File No.: 001-14522

IMPORTANT INFORMATION REGARDING THE

VIMPELCOM LTD. U.S. OFFER TO EXCHANGE

All Common Shares, Nominal Value RUB 0.005 Per Share, of

OJSC VIMPEL-COMMUNICATIONS (VIMPELCOM)

Represented By American Depositary Shares

CUSIP: 68370R 10 9; ISIN: US 68370R1095

For

Depositary Shares (“DRs”) of

VIMPELCOM LTD.

EXPIRATION DATE: APRIL 15, 2010, 5:00 PM NYC TIME

Please note the following important issues concerning the U.S. Offer described above:

•	The successful completion of the U.S. Offer is contingent on, among other things, more than 95% of OJSC VimpelCom’s outstanding shares being tendered into the Offers.

•	There is no guarantee period.

•	ADSs traded in regular way transactions on April 13, 14 or 15, 2010 will not settle in time to be validly tendered into the U.S. Offer.

•	After the successful completion of the Offers, VimpelCom Ltd. DRs will commence regular way trading on April 21, 2010 on the NYSE.

•	Prior to April 21, 2010, VimpelCom Ltd. will seek to have its DRs traded on a “when-issued” basis on the NYSE as early as April 16, 2010.

•	Holders who wish to receive VimpelCom Ltd. DRs for their OJSC VimpelCom ADSs must take action and provide tender instructions to participate in the U.S. Offer prior to the Expiration Date.

•	Customers who do not tender into the U.S. Offer will NOT receive VimpelCom Ltd. DRs.

•

If the U.S. Offer is successful, any unexchanged OJSC VimpelCom ADSs will be delisted from the NYSE, and will be bought in a mandatory squeeze-out at a later stage at a price to be determined under Russian law.

•

In order to tender into the U.S. Offer you must have fully settled trades in OJSC VimpelCom ADSs by the close of the U.S. Offer on April 15, 2010. Any ADSs not fully settled by this date will not be eligible for the tender.

•

The Board of Directors of OJSC VimpelCom has unanimously recommended that OJSC VimpelCom ADS holders tender their ADSs in the U.S. Offer, but not elect the nominal cash consideration alternative (equal to approximately US$0.000017 per ADS), which is offered solely to comply with Russian law requirements and is not intended to represent fair value.

NEED MORE INFORMATION?

Call the VimpelCom Ltd. Toll-Free Hotline:

1 877 800 5190

Or visit www.vimpelcomlimited.com

Important Additional Information

This announcement is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval. VimpelCom Ltd. is offering to exchange one Depositary Receipt or a nominal cash amount for each OJSC VimpelCom ADS and 20 Depositary Receipts or a nominal cash amount for each OJSC VimpelCom share. The solicitation of offers to exchange all OJSC VimpelCom shares (including those represented by ADSs) for VimpelCom Ltd. Depositary Receipts in the U.S. will only be made pursuant to the prospectus and related U.S. Offer acceptance materials filed with the SEC and mailed to holders of OJSC VimpelCom securities eligible to participate in the U.S. Offer. Additional copies may be obtained for free at the SEC’s website at www.sec.gov, VimpelCom Ltd.’s website at www.vimpelcomlimited.com or from Innisfree M&A Incorporated, the information agent, at the following telephone numbers: 1-877-800-5190 (for shareholders and ADS holders) and 1-212-750-5833 (for banks or brokers). Holders of OJSC VimpelCom securities are urged to carefully read the registration statement (including the prospectus) and any other documents relating to the U.S. Offer that are or will be filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. This announcement is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited. VimpelCom Ltd. has the right to extend the acceptance period of the U.S. Offer by issuing a press release and by publishing an announcement in newspapers in the United States and Russia.